UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of September, 2010
Commission File Number: 000-11743
WACOAL HOLDINGS CORP.
(Translation of registrant’s name into English)
29, Nakajima-cho, Kisshoin, Minami-ku
Kyoto, Japan
(Address of principal executive office)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   N/A

Information furnished on this form:
EXHIBIT INDEX

Exhibit	Date	Description of Exhibit

1	September 1, 2010	Announcement Regarding Determination of Issuance Terms of Stock Option Grants (Stock Acquisition Rights)

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WACOAL HOLDINGS CORP. (Registrant)
By:	/s/ Ikuo Otani
Ikuo Otani
Director and General Manager of Corporate Planning

Date: September 2, 2010

Exhibit 1
[Translation]
September 1, 2010
To whom it may concern:

WACOAL HOLDINGS CORP.
Yoshikata Tsukamoto, President and Representative Director
(Code Number: 3591)
(Tokyo Stock Exchange, First Section)
(Osaka Securities Exchange, First Section)
Ikuo Otani, Director and General Manager of Corporate Planning
(Telephone: 075-682-1010)
Announcement Regarding Determination of
Issuance Terms of Stock Option Grants (Stock Acquisition Rights)
     Wacoal Holdings Corp. (the “Company”) hereby announces its determination of the following details regarding the issuance of stock options in the form of stock acquisition rights (Wacoal Holdings Corp. Fifth Stock Acquisition Rights), which issuance was previously resolved at a meeting of its board of directors held on July 30, 2010.
Details
1.	Total Number of Stock Acquisition Rights: 35

2.	Amount to be Paid for Stock Acquisition Rights:

1,081,000 yen per stock acquisition right (1,081 yen per share)

The right of an eligible recipient to receive remuneration from the Company shall be offset against the obligation to pay the exercise price for the stock acquisition rights.

3.	Number of Eligible Recipients and Number of Stock Acquisition Rights to be Allotted:

Thirty-five (35) stock acquisition rights will be allotted to four (4) directors of the Company (excluding outside directors).
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